VIA EDGAR
March 19, 2009

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F Street N.E.
Washington, DC  20549
Attention: Ms. Linda Cvrkel, Branch Chief

Dear Ms. Cvrkel:

We have received your SEC comment letter dated March 5, 2009, on our Form 10-K for the year ended May 31, 2008 and Form 10-Q for the fiscal quarter ended November 30, 2008, File No. 001-32724.  The purpose of this letter is to respond to your comments.  To assist you in reviewing our responses to your specific comments, we precede each response with a copy (in bold face) of the comment as stated in your letter.

General

We have included below supplemental responses with revised disclosures and we will include these revised disclosures in future filings as noted below.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility and the staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  We also represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report on Form 10-K for the fiscal year ended May 31, 2008

Financial Statements, page 23
Notes to Consolidate Financial Statements, page 28
Summary of Significant Accounting Policies, Nature of Operations, and Use of Estimates, page 28
Minority Interests, page 30

1.	We note the disclosure indicating that the company has entered into a joint operating agreement with CHL Inc. under which WPHL handles all operating functions of the combined league, with the profit or loss from league operations being split between WPHL, Inc. and CHL Inc. based upon the number of teams

Securities and Exchange Commission
March 19, 2009

from the respective leagues. We also note that the company consolidated league operations and records CHL’s portion of operations as minority interest in the consolidated statements of operations. Please tell us and revise the notes to your financial statements to disclose the significant terms of the joint operating agreement with CHL Inc.  Also, please explain the form of entity of the “league” and the ownership percentage the company maintains in this entity.  If the league is not a separate entity, apart from WPHL and CHL, please tell us why you believe it is appropriate to consolidate the combined league operations, including the accounting literature which supports your conclusions to use consolidation accounting for the league and its operations.

Response

We believe we have disclosed the relevant terms of the joint operating agreement on pages 28, 30 and 41 of the 10-K.  All significant terms of the joint operating agreement are summarized on page 8 of the 10-K under the heading “joint operating agreement”.

The League is not a separate legal entity.  As indicated in our disclosure on page 30 of the 10-K, our subsidiary, WPHL, Inc. operates the League.  In operating the League, WPHL, Inc. employs all League personnel and officials, contracts or otherwise arranges for League expenditures in its name, and collects League dues.  We consolidated WPHL, Inc.’s accounts under FAS 94, as it is our wholly-owned subsidiary.  WPHL, Inc.’s accounts include the results of League operations.

In 2008, CHL, Inc.’s participated in 24% (4/17ths) of the net loss from League operations.  We disclosed on page 28 of the 10-K that in the 2008 season CHL Inc. had 4 teams of the total 17 team participating in the League.

The accounting for CHL, Inc.’s participation in the net losses was based on an analogy to the accounting for noncontrolling interests.  We disclosed on page 9 of our 10-Q for the quarter ended November 30, 2008, that we have not yet adopted FAS 160, nor fully analyzed the impact of adoption, which will be required for our fiscal year beginning June 1, 2009.  However, we believe our accounting for the noncontrolling interests to be consistent with the variants noted in practice in the summary of that statement.

We also disclosed on page 9 of our 10-Q for the quarter ended November 30, 2008, that we have not yet adopted EITF 2007-1, nor fully analyzed the impact of adoption, which will be required for our fiscal year beginning June 1, 2009.  However, we believe operation of the League under the joint operating agreement meets the definition of a collaborative agreement, in paragraphs 5 and 6 in EITF 2007-1.

Securities and Exchange Commission
March 19, 2009

“A collaborative arrangement is a contractual arrangement that involves a joint operating activity.  These arrangements involve two (or more) parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity.  A collaborative arrangement within the scope of this Issue is not primarily conducted through a separate legal entity created for that activity…”

Paragraph 19 of EITF 2007-1 indicates the following with regard to the income statement classification of payments between participants pursuant to a collaborative agreement:

“To the extent that these payments are not within the scope of other authoritative accounting literature, the income statement classification for the payments should be based on an analogy to authoritative accounting literature or if there is no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election.”

We believe it will still be appropriate upon adoption of EITF 2007-01 that we account for CHL, Inc.’s share of losses based on an analogy to the authoritative literature for noncontrolling interests.

For clarity, we will add the following comprehensive disclosure in our footnotes in future filings.

“Pursuant to a joint operating agreement dated July 2001, CHL Inc., which was the operator of the Central Hockey League, and WPHL, Inc., which was the operator of WPHL, agreed to operate the leagues jointly under the trade name “Central Hockey League”, as the “League”  The joint operating agreement, as modified in June 2008, provides that operations are to be governed by an oversight board consisting of five members, two of whom are designated by CHL Inc., two of whom are designated by WPHL, Inc., and one of whom is designated jointly.  Despite this agreement, each of WPHL, Inc. and CHL Inc. remain separate and distinct legal entities and maintain separate books and records, and are solely responsible for their own obligations.  We own no interest in CHL Inc.  WPHL, Inc., our wholly-owned subsidiary, performs all operating functions of the League.  Revenues from League assessment fees and corporate sponsorships are included in our consolidated revenue and League operating costs are included in our costs of sales and general and administrative expenses.

Net income from hockey operations is defined under the joint operating agreement generally as revenues from assessment fees and corporate sponsorships less operating costs from hockey operations.  Pursuant to the joint operating agreement, net income from hockey operations is allocated to WPHL, Inc. and CHL Inc. according to the percentage of revenue, as defined, from teams originated by each league that operated during the year.  If expenses exceed operating revenue in any given period, losses are allocated to WPHL, Inc. and CHL Inc. on a pro rata basis according to the percentage of teams originated by each league that operated during the year in which the loss occurs.  Expansion fees, net of costs, generated from the grant of new licenses generally are allocated 50% to the league determined to have originated the team and 50% to operating revenue to be divided according to the allocation formula described above.

The joint operating agreement also provides that ICC will have the sole and exclusive right to construct arena facilities for participation in the leagues during the term of the agreement.

The joint operating agreement, as modified in June 2008, requires the leagues to operate jointly as the League through May 30, 2021.  Under the terms of the modification, CHL Inc.’s purchase

Securities and Exchange Commission
March 19, 2009

option has been eliminated and WPHL and CHL Inc. each now have a right of first refusal to purchase the other’s interests if a bona-fide third party offer to purchase the entire interest is received.”

Revenue Recognition, page 30
Project Development Fees, page 31

2.
We note that project development fees are usually recognized 50% upon signing of the contract and 50% upon construction groundbreaking.  Please tell us how the project development fees meet all of the criteria required for revenue recognition as outlined in SAB Topic 13:A at each of these stages.  Include in your response the nature of services you provide and demonstrate how you have complied with the requirements at both signing of the contract and at groundbreaking that all services have been provided and you have no further obligations.  Also, please explain why you do not believe these fees should be deferred and recognized at a later date pursuant to the guidance in SAB Topic 13:A:3.f.  We may have further comment upon review of you response.

Response

We refer to the period proceeding the signing of the development contract as Phase One.  Phase One usually proceeds under a memorandum of understanding or other agreement with the municipality.  Phase One deliverables typically consist of the following:

•	a business plan for the facility,
•	initial designs, floor plans and preliminary engineering drawings,
•	initial cost analyses, including start up and annual operational costs,
•	a time line for development,
•	acceptance of site location.

Once the Phase One deliverables have been completed, the municipality has a certain period of time to confirm their desire to proceed and then will enter into a development agreement.  The Phase One fee is generally due at that time, contingent on the municipality having in place a special funding district, such as a community improvement district, to fund the project.  At this point persuasive evidence of an arrangement exists in the form of the development agreement.  Services have been rendered, evidenced in the form of the deliverables, and acknowledged by the municipality with the notice to proceed.  The Phase One fee is fixed by contract.  Collectability is reasonably assured as we have evaluated credit, and ensured a special funding district is in place, if applicable.  Payment is in a short period, generally thirty days, and, as a result, the fees are generally received before the financial statements reflecting the fee are issued.

We refer to the period between when the development agreement is signed and groundbreaking as Phase Two.  Phase Two typically lasts four to five months.

Securities and Exchange Commission
March 19, 2009

The primary Phase Two deliverables typically consist of the following, done in consultation with the municipality:

•	architect selection and contract finalization,
•	engineer selection and contract finalization,
•	general contractor selection and contract finalization,
•	obtaining approval of construction management plan,
•	obtaining approval of guaranteed maximum price of construction from municipality oversight boards, as applicable,
•	facilitate ground breaking.

Persuasive evidence of an arrangement exists because a contract is signed prior to revenue recognition.  Services have been rendered prior to the Phase Two payments being recognized in revenue, culminating on ground breaking.  The Phase Two price is fixed by contract.  Collectability is reasonably assured as we evaluate credit/funding availability and payment is due in a short period, generally thirty days, and as a result the recognized Phase Two fees are generally received before the financial statements including the fees are issued.

As indicated above, the development fees are being recognized for specified services rendered prior to the recognition of the related revenue and thus we do not believe these fees should be deferred and recognized at a later date pursuant to the guidance in SAB Topic 13:A:3.f.

We will revise the revenue recognition disclosure in future filings as follows:

“Project development fees are fees earned for services such as feasibility studies, cost analyses, vendor identification and contract negotiation support.  Project development fees are recognized when persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed and determinable, and collectability is reasonably assured.  If a project proceeds to construction these fees are typically recognized at or prior to ground breaking, but not prior to a contract for the services being executed.”

Equity, page 37

3.
We note that your stock based compensation policy footnote on page 31 does not specifically address your compliance with SFAS 123R.  Please confirm your compliance with SFAS 123R and revise future filings to state that you account for stock-based compensation expense pursuant to SFAS No.123R.

Response

We account for share-based compensation in accordance with FAS 123R.  We will revise the disclosure in our Accounting Policies footnote, in the “Stock Based Compensation” section on page 31 of our 10-K in future filings by adding the following initial sentence:

Securities and Exchange Commission
March 19, 2009

“We account for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123R, “Share-Based Payment”.

4.
We note that the number of restricted shares granted during fiscal year 2008 and 2007 as disclosed on page 39 of the notes to your financial statements does not agree to the number granted as reflected in your consolidated statement of changes in stockholder’s equity on page 26.  Please reconcile and revise these disclosures.  In addition, please tell us and disclose in future filings how you valued the restricted shares granted during each period presented.  Refer to the disclosure requirements outlined in paragraph A240(e) of SFA No.123R.

Response

The shares disclosed on page 39 in the notes to the financial statements as granted - 18,500 shares in 2008 and 15,000 shares in 2007 - represent restricted stock granted during the period.  The shares disclosed on page 26 in the statement of shareholders’ equity – 10,000 shares in 2008 and 3,000 shares in 2007, represent common shares issued when the restricted stock vests.  Consistent with the guidance in FAS 128, the restricted stock, or nonvested shares, are treated like options, excluded from basic EPS and not considered outstanding until issued, upon vesting.

The 13,000 shares disclosed on page 39 in the notes to the financial statements as vested in 2008, are the 13,000 shares reported as issued in total on page 26 in the statement of shareholders’ equity in 2008 and 2007.  The 10,000 shares reported in the statement of shareholders’ equity as issued in 2007 were not actually issued in 2007, but were contingently issuable.  Those shares should not have been reported as issued and outstanding as of May 31, 2007.  We determined the impact of this error to be immaterial, as it had no impact on the 2007 earnings per share calculations, and represented 0.15% of outstanding shares.  Therefore, we did not restate prior year’s financial statements for the error.

In future filings we will display the stock-based compensation in the statement of shareholders equity on a separate line from the issuance of stock upon vesting, as follows:

Securities and Exchange Commission
March 19, 2009

				Retained
	Common Stock		Paid-in	Earnings
	Shares	Amount	Capital	(Deficit)	Total

Balance at May 31, 2006	6,487,492	$7	$10,666	$341	$11,014
Exercise of options	10,681	—	9	—	9
Issuance of restricted stock	10,000	—	-	—	—
Stock-based compensation - restricted stock	—	—	56	—	56
Net loss for the fiscal year ended
May 31, 2007	—	—	—	(4,125)	(4,125)

Balance at May 31, 2007	6,508,173	7	10,731	(3,784)	6,954
Exercise of options	13,941	—	—	—	—
Issuance of restricted stock	3,000	—	—	—	—
Stock-based compensation - restricted stock	—	—	36	—	36
Issuance of stock	100,000	—	163	—	163
Net loss for the fiscal year ended
May 31, 2008	—	—	—	(4,031)	(4,031)

Balance at May 31, 2008	6,625,114	$7	$10,930	$(7,815)	$3,122

We valued the restricted shares granted at their grant date fair value using quoted market prices for our common stock.  Please note that we disclosed in the Summary of Significant Accounting Policies footnote, in the “Stock Based Compensation” section on page 31 of our 10-K the following:

“We recognize compensation cost for stock-based awards issued after March 1, 2006, over the requisite service period for each separately vesting tranche, as if multiple awards were granted. Compensation cost is based on grant-date fair value using quoted market prices for our common stock”.

We believe this disclosure meets the requirement of SFAS No. 123R paragraph A240e(1).  We make no assumption with regard to expected term, volatility, dividends, risk-free rate,  and do not discount for post-vesting restrictions when we value the shares and thus the requirements of SFAS No. 123 R par A240e(2) are not applicable.

Commitments and Contingencies, page 39
Litigation, page 40

5.
We refer to the Nustadia litigation, which was settled in your fiscal year 2008 with a combination of cash, stock, and notes payable.  We further note from your May 31, 2007 10-KSB that the amount of damages requested in the lawsuit was $4.5 million and you had no amounts accrued as of May 31, 2007.  Please tell us, and revise future filings to disclose, the amounts you settled this litigation for, including the cash paid or payable, the full amount of the note payable as well as the present value recorded in your financial statements and the amount of stock, as well as how you determined the fair market value of such stock.  Your future

Securities and Exchange Commission
March 19, 2009

filings should disclose any amounts that you currently have payable to the extent such amounts are material to your financial position, results of operations, or cash flows.

Response

We settled the litigation for the following (in thousands):

Cash	$100
Notes Payable	324
Common Stock, 100,000 shares	163
$587

The terms of the settlement note payable are disclosed in the first full paragraph of the Notes Payable footnote, on page 37 of our 10-K.  In addition, the remaining note payable outstanding and the principal maturities of the note payable are disclosed in the “Settlement Note Payable” column of the table in the same footnote.

In future filings we will modify the paragraph describing the terms of the note to include the following:

“The note had an initial present value of $324 thousand.”

We disclosed the issuance of the common stock in the equity footnote on page 39, under the heading “Other Equity Matters”:

“In February 2008, we issued 100,000 shares of common stock, valued at $1.63 per share, in connection with a settlement agreement”.

In future filings we will add the following:

“The shares were valued at the quoted market price of our common stock on the date of settlement”.

We confirm that we will disclose the amounts in future filings currently payable to the extent such amounts are material to our financial position, results of operations or cash flows, as required by FAS 5, paragraph 9.  With regard to the Nustadia matter, the only remaining amounts payable are related to the disclosed note as of May 31, 2008, and thereafter.

Guarantees, page 41

6.
We note that you have several guarantee disclosed for which no liability has been recorded in your financial statements.  Please note the under paragraph 9 of FIN 45, “the provisions of paragraph 8-12 of Statement 5 regarding the guarantor’s contingent obligation under a guarantee should not be interpreted

Securities and Exchange Commission
March 19, 2009

as prohibiting the guarantor from initially recognizing a liability for that guarantee even though it is not probable that payments will be required under that guarantee.” Please tell us why you believe you were not required to estimate a fair value for each guarantee arrangement and record the appropriate liability in your financial statements at the inception of each contract pursuant to FIN 45.  We may have further comment upon receipt of your response.

Response

FIN 45, paragraph 9b states the following:

“When a guarantee is issued as part of a transaction with multiple elements with an unrelated party (such as in conjunction with selling an asset or entering into an operating lease), the liability recognized at the inception of the guarantee should be an estimate of the guarantee's fair value. In that circumstance, guarantors should consider what premium would be required by the guarantor to issue the same guarantee in a standalone arm's-length transaction with an unrelated party as a practical expedient.”

We determined the fair value of the company’s obligations under the arena guarantees was negligible and approximated zero based on consideration of the following:

•
As guarantor, we have not and would not issue a similar guarantee in an arm’s length transaction with a facility we did not manage because of our lack of control over operations of a facility.  When we control facility operations and manage the facility, as is the case in our remaining facility guarantees, we believe risk of payments under the guarantees is low.  We have not charged and would not charge a premium for a guarantee.

•
Since observable arms-length transactions were not available, we determined the expected present value approach under Concept 7 was an appropriate technique to determine the initial fair value of the non-contingent portion of the guarantees.  We determined that under this approach the value of the guarantees would be immaterial.  Based on our experience managing similar facilities, the economic environment and other factors, breakeven operations are achievable.  The potential for payments under the guarantees is deemed remote at inception of the guarantee.

We determined the fair value of our obligation under the secondary guarantee of the stand by letter of credit was negligible and approximated zero.  The potential for payments under the guarantee is considered remote.  The hockey teams are primarily liable for payment of the workers compensation costs.  Their obligation is secured primarily by letters of credit in favor of the insurance company sufficient to cover workers compensation costs.

Securities and Exchange Commission
March 19, 2009

Quarterly report on form 10-Q for the fiscal quarter ended November 30, 2008
Statements of Cash Flows, page 6

7.
We note that you have classified the $1.25 million of restricted cash activity as an investing cash flow in your consolidated statement of cash flows for the six months ended November 30, 2008.  We further note that in your Form 10-Q for the quarter ended August 31, 2008, that this $1.25 million of restricted cash activity was classified as a cash flow from financial activities.  As the $1.25 million placed in a restricted cash account was done to provide security for a letter of credit based on the disclosures on page 8 of your Form 10-Q, it appears that classification of this activity in cash flows from financing activities is more appropriate.  Therefore, we are unclear as to the reasons for your reclassification of this amount to investing activities in your Quarterly Report on Form 10-Q for the quarter ended November 30, 2008.  Please advise or revise as appropriate.

Response

Upon further review of the appropriate classification of restricted cash activity for our November 30, 2008 10-Q, we noted comments made in a speech at the Division of Corporation Finance at the 2006 Annual AICPA National Conference on current SEC and PCAOB Developments.  We understand that Ms. Stacey indicated that typically restricted cash is classified as an investing activity, but classification as an operating activity may be appropriate when the purpose of restricted cash is directly related to the operations of the company.  The deposit of restricted cash, in our case, was not directly related to our operations.  The cash outflow did not represent a repayment of borrowings or principal payment and thus did not fall into any of the financing outflows described in FAS 95:

“Cash outflows for financing activities are:
a.      Payments of dividends or other distributions to owners, including outlays to reacquire the enterprise's equity instruments
b.      Repayments of amounts borrowed
c.      Other principal payments to creditors who have extended long-term credit.
d.      Distributions to counterparties of derivative instruments that include financing elements at inception.”

In addition paragraph 24 of FAS 95 indicates that when cash payments have aspects of more than one class of cash flows the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.  Since the source of the cash flow was an investing activity, the sale of Cragar, and the release of the restricted cash came with an investing activity, the sale of the Investment in Wenatchee project, we believe this guidance would also lead to investing activity classification.  As such, we believe that the classification of the $1.25 million as an investing activity on the statement of cash flows is appropriate.

Securities and Exchange Commission
March 19, 2009

PVEC LLC Joint Venture, Page 13

8.
We note that you recorded losses on the joint venture of $251 thousand, only to the extent of your investment of the same amount.  We further note from the first paragraph on page 14 that members of the LLC are required to fund losses of the joint venture.  Given that members are required to fund losses, please tell us why you have recognized PVEC’s losses only to the extent of your investment, and not recorded liabilities related to losses of PVEC that extend beyond the amount of your investment.  Please refer to footnote 10 of APB 18 and paragraph 15 of SOP 78-9 and advise us the basis of the rationale for you accounting treatment.

Response

PVEC LLC has not had losses of a nonrecurring nature, nor is imminent return to profitability assured.  Therefore APB Opinion 18, footnote 10, does not provide a basis for recording our investment below zero.

In reference to paragraph 15, of SOP 78-09, we have an agreement to forgo management fees if cash flow from operations, as defined, is insufficient.  We also have expressed intent to provide support to PVEC LLC, by providing operating cash should the Town’s support and other financing be insufficient.

In the PVEC, LLC operating agreement, if funds available from financing, operations and other sources are insufficient, the stated intent of the parties is that we contribute additional preferred contributions.  The Town of Prescott Valley has pledged certain of its transaction privilege taxes to PVEC, LLC to fund the debt of PVEC LLC, to the extent cash generated from operations of the facility is insufficient to meet debt service requirements.

The disclosure noted on page 14 was as follows in the 10-Q:

“If funds available to PVEC, LLC are insufficient to fund operations, the members agree to contribute 100% of the cash needed until each member's preferred capital account balances are equal and 50% of the cash needed if its preferred capital contribution balances are equal.”

In order to clarify this, in future filings we will replace the disclosure referred to above with the following:

“If additional contributions are needed to fund operations, beyond available cash from operations and other financing sources, the members agree to contribute 100% of the cash needed until each member's preferred capital account balances are equal and 50% of the cash needed if its preferred capital contribution balances are equal.”

Securities and Exchange Commission
March 19, 2009

To date and through the date of this letter we have not funded PVEC, LLC beyond our specifically stipulated initial $250 thousand preferred contribution, and did not expect to do so as of May 31, 2008.  We evaluated under FAS 5, our obligation to fund the operations of PVEC LLC, as defined, if other available funds are inadequate, and determined that payments under this contingent obligation were not probable.  In making this determination we considered, among other factors:

•	Pledged transaction privilege taxes of the Town and funding history to date.
•
The facility has had approximately zero cash flow from operations, as defined, exclusive of debt service, in its initial two months of operations and first full year of operations, in a depressed economy.

•	We manage the PVEC, LLC facility, and thus can manage toward at least break even results.

We included the following disclosure on page 34 of our 10-K:

“We have a limited guarantee of the cash flow of PVEC, LLC, as cash flows from operations of the center are first used to pay operating expenses, second to our base management fee (4% of the center’s operating revenue), third to debt service, then to fund other items. The maximum losses under this guarantee are limited to our annual management fee.  We do not believe any potential payments under this guarantee would be material.”

We will replace that disclosure with the following in future filings:

“We have committed to fund the operations of PVEC LLC, as defined in the operating agreement, to the extent cash from  operations, financing and other sources are insufficient.  Cash flows from operations of the center are first used to pay operating expenses, as defined, second to our base management fee (4% of the center’s operating revenue), third to debt service, then to fund other items.  As a result, we may forego our management fees should cash flows be insufficient to pay operating expenses.  We may also be required to make additional preferred contributions to PVEC LLC, which may result in the recording of additional losses under the equity method if payment is probable.  We do not believe any potential payments under this guarantee are probable.”

We believe that these comments are responsive to the comments contained in your letter.  If you have additional comments or questions, please contact me at 480-993-0300.

Sincerely,

/s/ James Yeager
Chief Financial Officer